HYPERDYNAMICS
NYSE Amex: HDY

Kent P. Watts, Director
Member of Government Relations Committee
Chairman and CEO (Retired)

September 29, 2009

The Board of Directors
Hyperdynamics Corporation
One Sugar Creek Center Boulevard
Suite 125
Sugar Land, Texas 77474

Dear Members of the Board:

After twelve years as Chairman, President/CEO, and Director for Hyperdynamics, I have had a lifetime's experience and career directing and managing this company. In 2002 we entered the oil and gas industry, and the rest is history. Beginning in 2005, when I hired Famourou Kourouma and we set up our operation in Guinea, my life changed forever. There is certainly a book to be written about this experience. It is my belief that the last chapter of that book will end with a major discovery offshore Guinea.

I feel that the company is now positioned to step up to a much greater level of operations with substantial financial backing. In the last few months, under the leadership of Ray Leonard, the potential to make a world class discovery of petroleum offshore Guinea has gained clarity. Joint venture partnerships are inevitable. The recent discovery offshore Sierra Leone hints of our real potential while the recent Memorandum of Understanding with Guinea currently reaffirms and strengthens our working relationship. Our in-country team, led by Famourou, provides a continuous and intimate connection with the people and government of Guinea.

Today, I did what was necessary to facilitate the Company's best possible financing terms. Now I feel that I have reached a milestone with Hyperdynamics. It is time for me to move on. I plan to focus on American Friends of Guinea and other business opportunities that are now developing.

With the above understanding and the comfort of knowing that a person of the caliber and reputation of Lord David Owen will be taking my place, I hereby resign as a member of Hyperdynamics' Board of Directors, effective immediately. Rest assured that I will always be available to help in any way I can.

Warmest Regards,

Kent P. Watts
Director
Member of Government Relations Committee
Chairman and CEO (Retired)

One Sugar Creek Center Blvd • Sugar Land, TX 77478 • (713) 353-9400 • Fax (713) 353-9421
email: kent@hyperdynamics.com
website: www.hyperdynamics.com